                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 1

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               Neoforma.com, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  640475 10 7
              ----------------------------------------------------
                                 (CUSIP Number)

   Harvey J. Wilson, Chairman and              with a copy to:
      Chief Executive Officer                 Hale and Dorr LLP
        Eclipsys Corporation                 11951 Freedom Drive
777 East Atlantic Avenue, Suite 200         Reston, Virginia 20190
    Delray Beach, Florida 33483           Attention: Donald L. Toker
           (561) 243-1440                       (703) 654-7028

----------------------------------------------------------------------

Scott Decker, President and Chief              with a copy to:
        Executive Officer                   Hogan & Hartson L.L.P.
        HEALTHvision, Inc.                555 Thirteenth Street, NW
 6330 Commerce Drive, Suite 1000             Washington, DC 20004
       Irving, Texas 75063             Attention: Christopher J. Hagan
          (972) 819-4000                        (202) 637-5771
----------------------------------------------------------------------

------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 24, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 6 pages)

                                  SCHEDULE 13D

----------------------------                  -----------------------
    CUSIP No. 640475107                          Page 2 of 6 Pages
----------------------------                  -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Eclipsys Corporation
---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]

                                                             (b) [  ]
---------------------------------------------------------------------
3   SEC USE ONLY

---------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]
---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
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              7   SOLE VOTING POWER

                  0
  NUMBER OF   -------------------------------------------------------
    SHARES    8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY       0
     EACH     -------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
    PERSON
     WITH         0
              -------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                  -----------------------
    CUSIP No. 640475107                          Page 3 of 6 Pages
----------------------------                  -----------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HEALTHvision, Inc.
---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]

                                                             (b) [  ]
---------------------------------------------------------------------
3   SEC USE ONLY

---------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]
---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
---------------------------------------------------------------------
              7   SOLE VOTING POWER

                  0
  NUMBER OF   -------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        0
    EACH      -------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          0
              -------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
---------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
---------------------------------------------------------------------

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2000 by Eclipsys Corporation and HEALTHvision, Inc. (the "Statement"), relating to the Common Stock, $.001 par value per share, of Neoforma.com, Inc. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Item 4 is amended and supplemented as follows:

     Eclipsys, HEALTHvision, Neoforma.com, Inc., NeoII Acquisition Corp., Novation LLC, VHA Inc., University HealthSystem Consortium, Healthcare Purchasing Partners International, LLC entered into a Termination Agreement, dated May 24, 2000 (the "Termination Agreement"). Pursuant to the Termination Agreement, the Merger Agreement and the HEALTHvision Merger Agreement were terminated. According to their terms the Voting Agreements terminated upon the termination of the Merger Agreement and the HEALTHvision Merger Agreement. As a result of the termination of the Voting Agreements, Eclipsys has ceased to hold any interest in any shares of Neoforma's Common Stock which could be deemed to make it the beneficial owner of such shares. In addition, as a result of the termination of the Voting Agreements, HEALTHvision has ceased to hold any interest in any shares of Neoforma's Common Stock which could be deemed to make it the beneficial owner of such shares.

     The description herein of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, a copy of which was filed by Eclipsys with the Securities and Exchange Commission on May 30, 2000, as an exhibit to a Current Report on Form 8-K.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

     See Item 4 above, as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended in its entirety as follows:

     Other than the Termination Agreement (see the response to Item 4 above), to the knowledge of Eclipsys, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Neoforma, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Other than the Termination Agreement (see the response to Item 4 above), to the knowledge of HEALTHvision, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Neoforma, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Eclipsys Corporation

By:  /s/ Gregory L. Wilson
     ---------------------
     Name:  Gregory L. Wilson
     Title:  Chief Financial Officer

HEALTHvision, Inc.

By:  /s/ Randall D. Kurtz
     ---------------------------------
     Name: Randall D. Kurtz
     Title:Chief Financial Officer